UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Smithfield Foods, Inc.

(Name of Issuer)

Common Stock, $.50 par value

(Title of Class of Securities)

832248 95 9

(CUSIP Number)

Mark Roberts
P.O. Box 1076
Rose Hill, NC 28458

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 832248 95 9	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON

Wendell H. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
		5,186,606
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		73
EACH
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		4,768,690

	10	SHARED DISPOSITIVE POWER
		73

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,186,679

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 95 9	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON

Harry D. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
		2,925,034
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		17
EACH
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		2,565,501

	10	SHARED DISPOSITIVE POWER
		17

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,925,051

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 95 9	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON

Joyce Murphy Minchew

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
		1,782,603
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		26
EACH
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		1,638,243

	10	SHARED DISPOSITIVE POWER
		26

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,782,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 95 9	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON

Wendell H. Murphy, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
		3,396,069
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		51
EACH
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		3,122,533

	10	SHARED DISPOSITIVE POWER
		51

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,396,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 95 9	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON

Wendell Murphy Crumpler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
		999,004
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		15
EACH
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		918,185

	10	SHARED DISPOSITIVE POWER
		15

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
999,019

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 95 9	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON

Stratton K. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
		1,168,265
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		9
EACH
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		985,794

	10	SHARED DISPOSITIVE POWER
		9

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,168,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 95 9	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON

Marc D. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
		1,168,265
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		9
EACH
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		985,794

	10	SHARED DISPOSITIVE POWER
		9

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,168,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 95 9	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON

Angela Norman Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
		548,291
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		8
EACH
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		503,873

	10	SHARED DISPOSITIVE POWER
		8

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,299

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 95 9	Page 10 of 19 Pages

Item 1 Security and Issuer

     This Amendment No. 2 to Schedule 13D relating to the common stock (the “Smithfield Common Stock”) of Smithfield Foods, Inc., a Virginia corporation (“Smithfield”), is being filed on behalf of Wendell H. Murphy, Harry D. Murphy, Joyce Murphy Norman, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Stratton K. Murphy, Marc D. Murphy, and Angela Norman Brown (each, a “Reporting Person” and, collectively, the “Reporting Persons”), to amend the Schedule 13D which was originally filed with the with the Securities and Exchange Commission (the “Commission”) on August 31, 2001 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on November 7, 2001. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 3 Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended by adding the following information:

     On July 22, 2003, Smithfield increased the estimate of Additional Acquisition Shares to 575,972 from 446,872. This increase in the estimate resulted in the following increases, for no consideration, of shares of Smithfield Common Stock deemed beneficially owned by the Reporting Persons:

Reporting Person	Number of Additional Shares Acquired

Wendell H. Murphy	46,839
Harry D. Murphy	8,538
Joyce Murphy Minchew	17,106
Wendell H. Murphy, Jr.	32,640
Wendy Murphy Crumpler	9,806
Stratton K. Murphy	4,476
Marc D. Murphy	4,476
Angela Norman Brown	5,219
Total	129,100

     The Reporting Persons expect to receive a portion of the 575,972 Additional Acquisition Shares within the next 60 days, but as of the date of this filing, do not know the exact amount to be distributed or the exact date when such distribution will occur.

Item 5 Interest in Securities of the Issuer

     Item 5 is hereby amended by adding the following information:

Limited Liability Company Transfers:

     In December 2002, each of Wendell H. Murphy, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Joyce Murphy Minchew and Angela Norman Brown transferred the shares of Smithfield Common Stock indicated below to limited liability companies directly or indirectly wholly-owned by such Reporting Persons for the consideration described below.

•	Wendell H. Murphy transferred the number of shares of Smithfield Common Stock indicated below to the following Delaware limited liability companies on the dates

CUSIP No. 832248 95 9	Page 11 of 19 Pages

indicated in exchange for all of the limited liability company interests of WHM-Sr. Legacy, LLC.

Date	Entity	Shares

12/19/02	WHM-Sr. Legacy, LLC	549,707
12/13/02	WHM Jr. Legacy, LLC	1,500,000
12/13/02	WMC Legacy, LLC	1,500,000

WHM Jr. Legacy, LLC and WMC Legacy, LLC are wholly-owned by WHM-Sr. Legacy, LLC.

•	Wendell H. Murphy, Jr. transferred 1,921,052 shares of Smithfield Common Stock on December 18, 2002 to DM Legacy, LLC, a Delaware limited liability company, in exchange for all of the limited liability company interests of DM Legacy, LLC (which included both Class A and Class B limited liability company interests).

•	Wendy Murphy Crumpler transferred 564,267 shares of Smithfield Common Stock on December 16, 2002 to Register Legacy, LLC, a Delaware limited liability company, in exchange for all of the limited liability company interests of Register Legacy, LLC (which included both Class A and Class B limited liability company interests).

•	Joyce Murphy Minchew transferred 1,209,476 shares of Smithfield Common Stock on December 16, 2002 to JM Legacy, LLC, a Delaware limited liability company, in exchange for all of the limited liability company interests of JM Legacy, LLC (which included both Class A and Class B limited liability company interests).

•	Angela Norman Brown transferred 310,123 shares of Smithfield Common Stock on December 16, 2002 to AB Legacy, LLC, a Delaware limited liability company, in exchange for all of the limited liability company interests of AB Legacy, LLC (which included both Class A and Class B limited liability company interests).

     On July 21, 2003, each of Wendell H. Murphy, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Joyce Murphy Minchew and Angela Norman Brown transferred all of the Class B limited liability company interests they held in the above limited liability companies to various family trusts in exchange for promissory notes of the trusts. Under each of the limited liability company agreements, the Class B interests receive 99% of the economic interest of the assets held in the respective limited liability companies. As a result, each of these Reporting Persons transferred 99% of the economic interest in the shares of Smithfield Common Stock held by each limited liability company to these family trusts. The Reporting Persons retained the Class A limited liability company interests, which give the Reporting Persons voting and dispositive power over the shares of Smithfield Common Stock held by the limited liability companies. The family trusts to which the Class B interests were transferred have the right to receive the dividends from, and the proceeds of the sale of the shares of Smithfield Common Stock held by the limited liability companies to the extent those dividends and proceeds represent 99% of the economic interest of the assets held in the respective limited liability companies. Because the Reporting Persons retain the voting and dispositive power over the shares of Smithfield Common Stock held by the limited liability companies as a result of their continued ownership of the Class A interests, the Reporting Persons retain beneficial ownership of these shares of Smithfield Common Stock.

CUSIP No. 832248 95 9	Page 12 of 19 Pages

Prepaid Variable Forward Contracts:

     On the dates set forth in the table below, the “Forward Contract Dates,” each of the Reporting Persons entered into a prepaid variable forward contract (“Forward Contract”) with an unaffiliated third party buyer pursuant to a Master Agreement (the “Master Agreement”), dated on the respective dates set forth in the table below, “the Master Contract Dates.” Pursuant to the Master Agreement, each Reporting Person received cash on the Forward Contract Date in exchange for the obligation to deliver a number of shares of Smithfield Common Stock on a date in the future, the “Delivery Date,” (or on an earlier date if the Master Agreement is terminated early) pursuant to the following formula. Each Reporting Person also pledged the number of shares of Smithfield Common Stock indicated in the table below under the column “Shares Subject to Forward Contact” (as to each Reporting Person, the “Number of Forward Contract Shares”) on the Forward Contract Date to secure his or her obligations under the Master Agreement.

(i) if the price of Smithfield Common Stock on the respective Delivery Date 1/ (the “Settlement Value”) is less than or equal to the floor price (the “Floor Price”), the Reporting Person must deliver the Number of Forward Contract Shares;

(ii) if the Settlement Value is less than or equal to the threshold price (the “Threshold Price”), but greater than the Floor Price, then the Reporting Person must deliver a number of shares equal to the Number of Forward Contract Shares times the Floor Price divided by the Settlement Value;

(iii) if the Settlement Value is greater than the Threshold Price, then the Reporting Person must deliver a number of shares equal to the Number of Forward Contract Shares times the sum of the Floor Price and the amount by which the Settlement Value exceeds the Threshold Price divided by the Settlement Value.

     For the Forward Contracts dated June 19, 2003 and July 15, 2003, the number of shares to be delivered on the Delivery Date is calculated with the above formula on each of the 10 business days prior to and including the Delivery Date. Following are the prices for each Forward Contract as they relate to the above formula:

Forward Contract Date	Floor Price	Threshold Price

03/14/2003	$14.07	$22.87
06/19/2003	$23.3713	$30.3827
07/15/2003	$23.0112	$29.9146

     Alternatively, each Reporting Person has the option to settle the Master Agreement for cash, in which case the cash settlement amount payable would be equal to the result obtained by multiplying the number of shares to be delivered on the Delivery Date by the Settlement Value. Unless there is a default under the Master Agreement, each Reporting Person retains all voting rights with respect to the shares of Smithfield Common Stock pledged by such Reporting Person until such shares are delivered in settlement of the Master Agreement. The unaffiliated third party buyer is entitled to any dividends received by the

1/ For the Forward Contracts dated March 14, 2003, this price is the closing price on the Delivery Date. For the Forward Contracts dated June 19, 2003 and July 15, 2003, this price is the volume weighted average price per share as displayed on Bloomberg on each of the 10 business days prior to and including the Delivery Date.

CUSIP No. 832248 95 9	Page 13 of 19 Pages

Reporting Persons on the Number of Forward Contract Shares. The Forward Contracts are subject to early termination upon the occurrence of certain events.

     In addition to the Number of Forward Contract Shares subject to the Forward Contract the following table also sets forth the amount of the cash payment received by each Reporting Person pursuant to the respective Master Agreement.

	Forward	Master		Shares Subject
	Contract	Agreement	Delivery	to Forward	Cash
Reporting Person	Date	Date	Date	Contract	Received

Harry D. Murphy	03/14/2003	02/27/2003	03/14/2006	359,533	$4,624,199
Stratton K. Murphy	03/14/2003	02/27/2003	03/14/2006	182,471	$2,346,884
Marc D. Murphy	03/14/2003	02/27/2003	03/14/2006	182,471	$2,346,884
Wendell H. Murphy	06/19/2003	06/16/2003	06/19/2006	174,762	$3,537,104
Wendell H. Murphy, Jr.	06/19/2003	06/16/2003	06/19/2006	113,436	$2,295,893
Wendy Murphy Crumpler	06/19/2003	06/16/2003	06/19/2006	33,516	$678,349
Joyce Murphy Minchew	06/19/2003	06/16/2003	06/19/2006	59,866	$1,211,661
Angela Norman Brown	06/19/2003	06/16/2003	06/19/2006	18,420	$372,813
Wendell H. Murphy	07/15/2003	06/19/2003	07/15/2008	243,154	$4,783,952
Wendell H. Murphy, Jr.	07/15/2003	06/19/2003	07/15/2008	160,100	$3,149,900
Wendy Murphy Crumpler	07/15/2003	06/19/2003	07/15/2008	47,303	$930,666
Joyce Murphy Minchew	07/15/2003	06/19/2003	07/15/2008	84,494	$1,662,384
Angela Norman Brown	07/15/2003	06/19/2003	07/15/2008	25,998	$511,500
Total				1,685,524	$28,452,189

     As noted above, although the Reporting Persons have entered into the Forward Contracts and have pledged the shares of the Smithfield Common Stock listed above under the column “Shares Subject to Forward Contracts,” the Reporting Persons have retained all voting rights with respect to these shares and accordingly continue to be deemed the beneficial owners of such shares. As a result of the pledge of the shares, however, the Reporting Persons do not have dispositive power with respect to the pledged shares.

CUSIP No. 832248 95 9	Page 14 of 19 Pages

Open Market Sales:

     Between May 28, 2003 and June 9, 2003, the following Reporting Persons sold shares of Smithfield Common Stock in transactions on the New York Stock Exchange (the “Open Market Sales”).

     The Open Market Sales of Wendell H. Murphy are as follows:

Date of sale	Number of shares sold	Price per share	Gross Proceeds

05/28/2003	37,533	$20.75	$778,810
05/29/2003	11,356	$20.7549	$235,693
05/30/2003	44,764	$20.9628	$938,379
06/02/2003	3,597	$21.016	$75,595
06/05/2003	19,701	$22.3228	$439,781
06/06/2003	86,021	$22.4325	$1,929,666
06/09/2003	23,945	$22.2766	$533,413
Total	226,917	—	$4,931,337

     The Open Market Sales of Wendell H. Murphy, Jr. are as follows:

Date of sale	Number of shares sold	Price per share	Gross Proceeds

05/28/2003	24,303	$20.75	$504,287
05/29/2003	5,008	$20.7549	$103,941
05/30/2003	31,243	$20.9628	$654,941
06/02/2003	2,569	$21.016	$53,990
06/05/2003	12,036	$22.3228	$268,677
06/06/2003	55,683	$22.4325	$1,249,109
06/09/2003	16,446	$22.2766	$366,361
Total	147,288	—	$3,201,306

     The Open Market Sales of Wendy Murphy Crumpler are as follows:

Date of sale	Number of shares sold	Price per share	Gross Proceeds

05/28/2003	7,180	$20.75	$148,985
05/29/2003	1,480	$20.7549	$30,717
05/30/2003	9,231	$20.9628	$193,508
06/02/2003	760	$21.016	$15,972
06/05/2003	3,556	$22.3228	$79,380
06/06/2003	16,452	$22.4325	$369,059
06/09/2003	4,859	$22.2766	$108,242
Total	43,518	—	$945,863

     The Open Market Sales of Joyce Murphy Minchew are as follows:

Date of sale	Number of shares sold	Price per share	Gross Proceeds

05/28/2003	12,826	$20.75	$266,140
05/29/2003	2,643	$20.7549	$54,855
05/30/2003	16,489	$20.9628	$345,656
06/02/2003	1,356	$21.016	$28,498

CUSIP No. 832248 95 9	Page 15 of 19 Pages

06/05/2003	6,352	$22.3228	$141,794
06/06/2003	29,387	$22.4325	$659,224
06/09/2003	8,679	$22.2766	$193,339
Total	77,732	—	$1,689,506

     The Open Market Sales of Angela Norman Brown are as follows:

Date of sale	Number of shares sold	Price per share	Gross Proceeds

05/28/2003	3,946	$20.75	$81,880
05/29/2003	813	$20.7549	$16,874
05/30/2003	5,073	$20.9628	$106,344
06/02/2003	418	$21.016	$8,785
06/05/2003	1,954	$22.3228	$43,619
06/06/2003	9,042	$22.4325	$202,835
06/09/2003	2,671	$22.2766	$59,501
Total	23,917	—	$519,838

Current Beneficial Ownership of the Reporting Persons:

     As of the date of this Amendment, the Reporting Persons beneficially own an aggregate of 17,174,345 shares of Smithfield Common Stock (such number includes 208 shares of Smithfield Common Stock owned directly by MurFam and 575,972 Additional Acquisition Shares). The shares beneficially owned by the Reporting Persons represent approximately 15.7% (assuming the receipt by the Reporting Persons of the Escrowed Acquisition Shares and the Additional Acquisition Shares referred to in the Schedule 13D) of the 109,730,431 shares of Smithfield Common Stock outstanding on September 5, 2003, as set forth in the Form 10-Q of Smithfield filed on September 10, 2003. The number of shares of Smithfield Common Stock beneficially owned by each Reporting Person is as follows:

	Total Number of	Percentage of	Additional
	Shares Beneficially	Outstanding Common	Acquisition
Reporting Person	Owned	Stock	Shares2/

Wendell H. Murphy	5,186,679	4.7%	208,968
Harry D. Murphy	2,925,051	2.7%	38,092
Joyce Murphy Minchew	1,782,629	1.6%	76,318
Wendell H. Murphy, Jr.	3,396,120	3.1%	145,621
Wendy Murphy Crumpler	999,019	0.9%	43,748
Stratton K. Murphy	1,168,274	1.1%	19,970
Marc D. Murphy	1,168,274	1.1%	19,970
Angela Norman Brown	548,299	0.5%	23,285
Total	17,174,345	15.70%	575,972

     Each Reporting Person has sole voting and dispositive power over those shares of Smithfield Common Stock individually beneficially owned by such Reporting Person and not pledged pursuant to the

2/ The Additional Acquisition Shares are included in the Total Number of Shares Beneficially Owned column.

CUSIP No. 832248 95 9	Page 16 of 19 Pages

Forward Contracts; each Reporting Person has shared voting and dispositive power over those shares of Smithfield Common Stock beneficially owned by such Reporting Person by virtue of such Reporting Person’s ownership interest in MurFam; and each Reporting Person has sole voting power (but no dispositive power) over those shares of Smithfield Common Stock beneficially owned by such Reporting Person pledged pursuant to the Forward Contracts, as follows:

	Sole Voting and	Shared Voting and
Reporting Person	Dispositive Power	Dispositive Power	Sole Voting Power

Wendell H. Murphy	4,768,690	73	417,916
Wendell H. Murphy, Jr.	3,122,533	51	273,536
Wendy Murphy Crumpler	918,185	15	80,819
Joyce Murphy Minchew	1,638,243	26	144,360
Angela Norman Brown	503,873	8	44,418
Harry D. Murphy	2,565,501	17	359,533
Stratton K. Murphy	985,794	9	182,471
Marc D. Murphy	985,794	9	182,471
Total	15,488,613	208	1,685,524

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is hereby amended by adding the following information:

     Each of the Reporting Persons entered into the Forward Contracts described in Item 5 above pursuant to which they pledged the Number of Forward Contract Shares indicated above.

Item 7 Material to be Filed as Exhibits

Exhibit 1	Trade Confirmations dated March 14, 2003 from Merrill Lynch, Pierce, Fenner & Smith Incorporated to each of Marc D. Murphy, Stratton K. Murphy and Harry D. Murphy.

Exhibit 2	Form of ISDA Master Agreement dated February 27, 2003 between Merrill Lynch, Pierce, Fenner & Smith Incorporated and each of Marc D. Murphy, Stratton K. Murphy and Harry D. Murphy.

Exhibit 3	Variable Prepaid Forward Confirmation dated June 19, 2003 from Credit Suisse First Boston Capital LLC to each of Wendell H. Murphy, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Joyce Murphy Minchew and Angela Norman Brown.

Exhibit 4	Variable Prepaid Forward Confirmation dated July 15, 2003 from Credit Suisse First Boston Capital LLC to each of Wendell H. Murphy, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Joyce Murphy Minchew and Angela Norman Brown.

Exhibit 5	Form of Variable Prepaid Forward Agreement dated June 16, 2003 and June 19, 2003 between Credit Suisse First Boston Capital LLC and each of Wendell H. Murphy, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Joyce Murphy Minchew and Angela Norman Brown.

CUSIP No. 832248 95 9	Page 17 of 19 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date: October 23, 2003

Wendell H. Murphy

/s/ Mark Roberts
Mark Roberts
Attorney-in-Fact

Harry D. Murphy

/s/ Mark Roberts
Mark Roberts
Attorney-in-Fact

Joyce Murphy Minchew

/s/ Mark Roberts
Mark Roberts
Attorney-in-Fact

Wendell H. Murphy, Jr.

/s/ Mark Roberts
Mark Roberts
Attorney-in-Fact

Wendy Murphy Crumpler

/s/ Mark Roberts
Mark Roberts
Attorney-in-Fact

Stratton K. Murphy

/s/ Mark Roberts
Mark Roberts
Attorney-in-Fact

CUSIP No. 832248 95 9	Page 18 of 19 Pages

Marc D. Murphy

/s/ Mark Roberts
Mark Roberts
Attorney-in-Fact

Angela Norman Brown

/s/ Mark Roberts
Mark Roberts
Attorney-in-Fact

CUSIP No. 832248 95 9	Page 19 of 19 Pages

EXHIBIT INDEX

Exhibit	Description

1	Confirmations dated March 14, 2003 from Merrill Lynch, Pierce, Fenner & Smith Incorporated to each of Marc D. Murphy, Stratton K. Murphy and Harry D. Murphy.

2	Form of ISDA Master Agreement dated February 27, 2003 between Merrill Lynch, Pierce, Fenner & Smith Incorporated and each of Marc D. Murphy, Stratton K. Murphy and Harry D. Murphy.

3	Variable Prepaid Forward Confirmation dated June 19, 2003 from Credit Suisse First Boston Capital LLC to each of Wendell H. Murphy, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Joyce Murphy Minchew and Angela Norman Brown.

4	Variable Prepaid Forward Confirmation dated July 15, 2003 from Credit Suisse First Boston Capital LLC to each of Wendell H. Murphy, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Joyce Murphy Minchew and Angela Norman Brown.

5	Form of Variable Prepaid Forward Agreement dated June 16, 2003 and June 19, 2003 between Credit Suisse First Boston Capital LLC and each of Wendell H. Murphy, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Joyce Murphy Minchew and Angela Norman Brown.

6	Joint Filing Agreement dated October 23, 2003 among Wendell H. Murphy, Harry D. Murphy, Joyce Murphy Minchew, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Stratton K. Murphy, Marc D. Murphy, and Angela Norman Brown.